Delisting Determination,The Nasdaq Stock Market, LLC,
April 22, 2009, ArthroCare Corporation. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of ArthroCare Corporation
(the Company), effective at the opening of the trading session on May 4, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
5250(c)(1). (Rule 5250(c)(1) was enumerated as Marketplace Rule
4310(c)(14) at the time of the determination.)
The Company was notified of the Staffs determination on August 13, 2008. The Company requested a review of the Staffs determination before the Listing
Qualifications Hearings Panel. On November 12, 2008, staff notified the Company that it was subject to delisting for an additional deficiency pursuant to Marketplace Rule 5250(c)(1). Upon review of the information provided by the Company, the Panel issued a decision on December 1, 2008 and granted continued listing conditioned upon the
Company regaining compliance by February 9, 2009.
The Company did not comply and the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rule:
5250(c)(1). The Company was notified
of the Panels decision on January 14, 2009 and trading in the Companys securities was suspended on January 16, 2009. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing
Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on March 2, 2009.